Filed by Metal Management, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Metal Management, Inc.
(Commission File No. 001-33044)
Merger of Sims and Metal Management to Create Sims Metal Management Investor Presentation
September 24, 2007

Disclaimer
A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies from the merger of Sims and Metal Management, combined operating and financial data, competitive strengths, growth opportunities and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies in the timeframe expected or at all; the merger may involve unexpected costs or liabilities; the resultof the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with the consummation of the merger; approval ofthe merger by the stockholders of Metal Management and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sims’ and Metal Management’s respective reports filed with the Australian Securities Exchange and the United States Securities and Exchange Commission, including Metal Management’s annual report on Form 10-K for the year ended March 31, 2007 and quarterly report on Form 10-Q for the quarter ended June 30, 2007 assuch reports may have been amended. This press release speaks only as of its date, and Metal Management disclaims any duty to update the information herein.

Transaction Overview Proposal: > On September 24, 2007, Metal Management, Inc. (Metal Management, NYSE: MM) and Sims Group Limited (Sims, ASX: SGM) announced a stock-for-stock merger to create the world’s leading recycling company Name: > Sims Metal Management (SMM)
Exchange > Metal Management shareholders to receive 2.05 Sims Ratio: shares in the form of American Depository Receipts (ADR) for each Metal Management share
> Implied premium of 18.2% to Metal Management’s closing share price of $48.86 on 9/21/2007
> Metal Management shareholders will own approximately 30% and Sims shareholders will own approximately 70% of SMM
Listing: > NYSE listing of SMM ADRs
> SMM ordinary shares will continue to be listed on ASX

Transaction Overview cont’d Headquarters: > Executive – New York
> Operations – Chicago Domicile: > Australia
Management > Dan Dienst — CEO of SMM Team: > Rob Larry — CFO of SMM
> Jeremy Sutcliffe — Executive Director of SMM
> Ross Cunningham — Executive Director of SMM
Board of > Twelve-person board Directors: > Paul Mazoudier — Chairman
> Dan Dienst, Jeremy Sutcliffe, and Ross Cunningham
> Three non-executive directors to be nominated by Sims
> Four non-executive directors to be nominated by Metal Management
> Two directors to be nominated by Mitsui

Transaction Overview cont’d
Termination > Mutual termination fee of US$25 million Fee: Timing: > Targeted to close Q1 CY2008 Conditions: > Metal Management shareholder approval
> SEC registration to include disclosure documents
> ADR listing approval by NYSE > Regulatory approvals (including HSR)
> No material adverse change in business of either party

Strategic Rationale Overview
1 Creation of Shareholder > 18.2% premium to current Metal Management share price Value > Substantial synergies
> Tremendous financial strength of combined company
> Enhanced dividend policy
Combination Creates > Operations on 4 continents with over 200 locations
2 World’s Leading Global > Expands reach to European, Australian and Asian markets with over 100 Recycler facilities in those areas
> Positioned to serve global ferrous and non-ferrous consumers
> Global platform for future growth
Significantly Expands > Clear leader in the US metal recycling business
Existing North American > Will have operations across 19 states in the US, including strong positions on Operations the East and West Coasts, the Midwest and along the river system
> Metal Management’s domestic presence complements Sims’ export–focused North American business Product Diversification > Diversifies into E-Recycling Solutions and other industrial segments
> Potential to capitalize on Sim’s strong global trading operations based on visibility of new global footprint
> Expands presence in non-ferrous metals
Strong Management > Combined management team created to maximize synergy and merger benefits
> Best of breed managers to be retained both at corporate and regional levels
Shared Culture > Commitment to Shareholders > Integrity > Environmental stewardship
> Commitment to the health and safety of employees
> Decentralized and entrepreneurial operating structure

World’s Largest Ferrous Scrap Recycler
Sims Metal Management will be the largest listed metal recycler
> The combined group will be the largest listed recycler with a market capitalization of over US$4.9 billion
> Operations at 200 locations globally > Strong financial profile with capacity for expansion through organic growth and acquisitions
Market Capitalization Tonnage
6.0 4.9 Capitalization 5.0 4.0 3.6 20.0 9.6 15.2 3.0 15.0 US billions) 2.0 $ 2.0 10.0 5.6 Market ( 1.3 1.0 (million tonnes) 5.0 0.0 0.0 SMM Sims Group Schnitzer Metal Metal Sims Group SMM
Management Management
Note: Tonnage data presented in metric tons and includes brokerage operations; market capitalization presented pre-deal announcement

Extraordinary Global Reach
EU 40 operations
Canada Asia 6 operations 5 representative offices
United States 86 operations
Australia 52 operations
New Zealand 10 operations

Expansion of North American Footprint
> Clear leader in the US metal recycling business
> Sims Metal Management will have operations across 19 states in the US, including strong positions on the East and West Coasts, the Midwest and along the river system
> Metal Management’s domestic presence complements Sims’ export–focused North American business
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Diversified Destination of Shipments
> The merger increases the percentage of export sales
· North America remains a strategic global scrap market
Metal Management [1] Sims Combined [2] Middle North Other East America North 8% 4% Australia China & 5% America China19% HKAustralia26% 12% 29% 13% NE Asia Other Europe Europe North 13% 5% 17% 18% America NE Asia 63% 8% Europe SE Asia 19% SE Asia & China & & Oceania HK Oceania 11% 13% 17%
Note: Sales by destination for Sims for year end June 30, 2007 and for Metal Management for year end March 31, 2007
1) Metal Management sales converted at historical average USD/AUD rate of 0.765 for the 12-month period ending March 31, 2007 2) Other includes exports into the Middle East for Sims

Product Diversification Metal Management Sims
Sims Recycling Non-Ferrous Ferrous Manufacturing/ Solutions Brokerage Other Brokerage JVs/Sims Steel 8%
0% 1%
5% 5% Non-Ferrous Brokerage
11% Ferrous Metals Non-Ferrous 42% Metals 33% Ferrous Metals 61% Non-Ferrous Metals 16% Ferrous Brokerage 18%
Combined
Manufacturing/ Sims Recycling JVs/Sims Steel Solutions
3% 5% Other 0% Non-Ferrous Brokerage 7% Ferrous Metals Non-Ferrous 49% Metals 23% Ferrous Brokerage 13%
Note: Percentages denote revenue breakout and represent FYE June 2007 for Sims and FYE March 2007 for Metal Management Metal Management sales converted at historical average USD/AUD rate of 0.765 for the 12-month period ending March 31, 2007

Tremendous Financial Strength
(in millions USD) Metal Management Sims Group SMM [2] LTM 6/30/07 FYE 6/30/07 [1]
Revenue $2,387.2 $4,428.8 $6,816.0 EBITDA 184.0 366.7 550.7 Net Income 94.2 203.0 297.2 Net Debt 72.9 241.7 314.6
Note: Revenue, EBITDA, and Net Income are reported figures
1) Amounts converted to USD at historical USD/AUD average exchange rate of 0.798 for 12-month period ending June 30, 2007
2) Excludes transaction adjustments

Tangible Operating Synergies Identified
Administration Chartering, loading ASR
Approximately US$35 million Corporate office of tangible operating synergies identified
Stevedoring savings Non–trade purchasing Export market related

Experienced and Effective Management Team
> Dan Dienst to become SMM Group CEO
· Responsible for the combined North American metal recycling business
· Responsibility for UK, Australasia and SRS to be assumed no later than November 2009
•Emphasis on integration and achievement of projected synergies > Rob Larry to become SMM Group CFO
· Initial emphasis on the integration of group finance and accounting functions
> Jeremy Sutcliffe to continue as Executive Director until at least November 2009
· Sutcliffe to have initial responsibility for European and Australasia metal recycling operations and Global Recycling Solutions and to Chair those divisions
> Ross Cunningham to continue as an Executive Director until at least November 2008
> Executive head offices to be located in New York; operations head office to be located in Chicago

NYSE Listing
> Under the merger, Sims will issue American Depositary Receipts (ADRs) to Metal Management shareholders
· 1 ADR equivalent to 1 ordinary share in SMM > SMM will retain ASX listing of ordinary shares > ADRs will trade on the NYSE
· Global investment opportunity for investors
· Retains currency for future North American acquisitions
· Ability to raise capital across two markets, NYSE and ASX
· Combined group will have increased scope and depth of shareholder base
· Proxy statement to be sent to Metal Management shareholders in connection with approval of the merger
· SMM to be registered as a Foreign Private Issuer with the SEC
> The combined group will become subject to Sarbanes Oxley regime applicable to Foreign Private Issuers and reconcile AIFRS accounts to US GAAP

Creation of Sims Metal Management combines two leaders to form a true global powerhouse in recycling without peer

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC. METAL MANAGEMENT SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to shareholders of Metal Management. Investors and security holders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov or from Metal Management Investor Relations at 312-644-8205 or www.mtlm.com.
Participants in Solicitation
Metal Management and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Metal Management’s participants is set forth in the proxy statement dated July 30, 2007 for Metal Management’s 2007 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants in Metal Management in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus to be filed with the SEC.